UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-38502

EURODRY LTD.
(Translation of registrant's name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto as Exhibit 1 is Management's Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim condensed consolidated financial statements and related information and data of EuroDry Ltd. (the "Company") as of and for the six-month period ended June 30, 2025. Also attached hereto as Exhibit 101 is the Interactive Data file relating to the materials in this Report on Form 6-K, formatted in Inline Extensible Business Reporting Language (iXBRL).

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form F-3 (File No. 333-273258 and File No. 333-273254) filed with the U.S. Securities and Exchange Commission on July 14, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: September 30, 2025	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2025. Unless otherwise specified herein, references to the "Company" or "we" shall include EuroDry Ltd. and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim consolidated condensed financial statements and related notes included elsewhere in this report. For additional information relating to our management's discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission on May 15, 2025.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents the Company’s selected consolidated financial and other data for each of the six-month periods ended June 30, 2024 and 2025, and as of December 31, 2024 and June 30, 2025. The selected consolidated statement of operations, cash flow and balance sheet data is derived from, and is qualified by reference to, our unaudited financial results for the six-month periods ended June 30, 2024 and 2025.

EuroDry Ltd. – Summary of Selected Historical Financials

	Six Months Ended June 30,
Statement of Operations Data (All amounts expressed in U.S. Dollars – except number of shares)	2024	2025
Time charter revenue	33,818,790	21,801,044
Commissions	(1,956,314)	(1,314,020)
Voyage expenses, net	(3,664,404)	(2,509,350)
Vessel operating expenses	(12,793,704)	(12,838,729)
Dry-docking expenses	(3,678,908)	(419,473)
Related party management fees	(2,086,682)	(2,182,187)
Vessel depreciation	(6,898,931)	(6,430,572)
General and administrative expenses	(1,597,248)	(1,648,591)
Net gain on sale of vessel	-	2,083,596
Operating income / (loss)	1,142,599	(3,458,282)
Other expenses, net	(3,385,517)	(3,654,486)
Net loss	(2,242,918)	(7,112,768)
Net loss attributable to non-controlling interest	50,079	338,575
Net loss attributable to controlling shareholders	(2,192,839)	(6,774,193)
Loss per share attributable to controlling shareholders, basic and diluted	(0.81)	(2.47)
Weighted average number of shares outstanding during the period, basic and diluted	2,721,952	2,737,297

	Six Months Ended June 30,
Cash Flow Data (All amounts expressed in U.S. Dollars)	2024	2025
Net cash provided by operating activities	3,753,868	387,689
Net cash (used in) / provided by investing activities	(672,716)	4,730,469
Net cash used in financing activities	(7,724,070)	(5,655,000)

Balance Sheet Data (All amounts expressed in U.S. Dollars)	December 31, 2024	June 30, 2025
Total current assets	23,326,488	16,767,066
Advances for vessels under construction	7,188,614	7,190,117
Vessels, net	185,465,570	179,124,232
Other long-term assets	3,754,523	3,550,000
Total assets	219,735,195	206,631,415
Total current liabilities	18,761,215	18,378,183
Total long-term liabilities	95,381,535	88,889,305
Long-term bank loans, including current portion	107,191,886	101,286,899
Total liabilities	114,142,750	107,267,488
Common stock	28,266	28,266
Non-controlling interest	8,854,562	8,905,987
Total shareholders' equity	105,592,445	99,363,927

	Six Months Ended June 30,
Other Fleet Data (1)	2024	2025
Average number of vessels	13.0	12.4
Calendar days	2,366.0	2,247.0
Available days	2,275.0	2,238.9
Voyage days	2,241.7	2,202.0
Utilization Rate (percent)	98.5%	98.4%
(In U.S. dollars per day per vessel)
Average daily results
Time charter equivalent rate (2)	13,452	8,761
Vessel operating expenses	5,407	5,714
Related party management fees	882	971
General and administrative expenses	675	734
Total vessel operating expenses excluding drydocking expenses (3)	6,964	7,419
Drydocking expenses	1,555	187

(1) For the definition of calendar days, available days, voyage days and utilization rate see our annual report on Form 20-F for the year ended December 31, 2024 (“Item 5A-Operating Results.”) filed on May 15, 2025.

(2) Average time charter equivalent rate, or average TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating average TCE is determined by dividing time charter revenue and voyage charter revenue, if any, gross of commissions, net of voyage expenses, or time charter equivalent revenues, or TCE revenues, by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter contract or are related to repositioning the vessel for the next charter. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with time charter revenue and voyage charter revenue, the most directly comparable GAAP measure, because it assists the Company’s management in making decisions regarding the deployment and use of its vessels and because we believe it provides useful information to investors regarding the Company's financial performance. TCE revenues and average TCE are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods (see also “Item 5A-Operating Results” in our annual report on Form 20-F for the year ended December 31, 2024). Our definition of TCE revenues and average TCE may not be comparable to that used by other companies in the shipping industry.

(3) We calculate daily total vessel operating expenses excluding drydocking expenses by dividing total vessel operating expenses excluding drydocking expenses for the relevant period by calendar days for such period. We calculate total vessel operating expenses as the sum of vessel operating expenses, related party management fees and general and administrative expenses. This measure assists our management and investors by increasing the comparability of our performance from period to period. Drydocking expenses include costs of shipyard, paints and agent expenses, which costs may vary from period to period.

The following table reflects the reconciliation of TCE revenues to time charter revenue and voyage charter revenue, if any, as reflected in the unaudited condensed consolidated statements of operations and our calculation of average TCE for the periods presented.

	Six Months Ended June 30
(All amounts expressed in U.S. dollars, except for voyage days and average TCE which are expressed in U.S. dollars per day)	2024	2025
Time charter revenue	33,818,790	21,801,044
Voyage expenses, net	(3,664,404)	(2,509,350)
Time Charter Equivalent or TCE Revenues	30,154,386	19,291,694
Voyage days	2,241.7	2,202.0
Average TCE	13,452	8,761

Six months ended June 30, 2025 compared to six months ended June 30, 2024.

Time charter revenue. Time charter revenue, for the six-month period ended June 30, 2025 was $21.8 million, significantly decreased compared to the same period in 2024 during which time charter revenue amounted to $33.8 million. The decrease in revenue was due to the lower time charter equivalent rates our vessels earned, and the decreased average number of vessels operated during the six months period ended June 30, 2025 compared to the same period of 2024. While employed, our vessels generated an average TCE of $8,761 per day per vessel in the first six months of 2025 compared to $13,452 per day per vessel for the same period in 2024 (see calculation in the table above). An average of 12.4 vessels operated in the six months of 2025 for a total of 2,247 calendar days as compared to an average of 13.0 vessels during the same period in 2024 or 2,366 calendar days. In the first six months of 2025 our fleet had 2,202.0 voyage days earning revenue as compared to 2,241.7 voyage days earning revenue in the six months of 2024. We had 8.1 scheduled off-hire days, including drydocking and laid-up time, 18.1 commercial off-hire days and 18.8 operational off-hire days in the first six months of 2025 compared to 91.0 scheduled off-hire days, including drydocking and laid-up time, 4.5 commercial off-hire and 28.8 operational off-hire days in the first six months of 2024.

Commissions. Commissions for the six-month period ended June 30, 2025 were $1.3 million, representing 6.0% of time charter revenue. For the six-month period ended June 30, 2024 commissions amounted to $2.0 million, representing 5.8% of time charter revenue. The overall level of commissions depends on the agreed commission for each charter contract.

Voyage expenses, net. Voyage expenses, net for the six-month period ended June 30, 2025 amounted to $2.5 million resulting mainly from repositioning of our vessels between charters and expenses incurred during operational off-hire time, compared to $3.7 million for the same period of 2024, resulting mainly from vessels repositioning between charters and expenses during operational off-hire time.

Vessel operating expenses. Vessel operating expenses were $12.8 million during the first six months of 2025 remaining at the same level as compared to $12.8 million for the same period of 2024.

Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey or, in some cases, an in-water survey in lieu of a drydocking. The cost of passing a survey increases significantly if a dry-docking is required and depends on the extent of work that needs to be performed (such as amount of steel replacement required), the location of the drydock yard and whether it is an intermediate or a special survey with the latter almost always requiring a drydocking and more extensive work. During the first half of 2025 one vessel completed her intermediate survey in water and another one commenced her special survey with dry-dock in order to complete it during the third quarter of 2025, for a total cost of $0.4 million. In the first six months of 2024, three of our vessels completed their special survey with drydocking and another two commenced their special surveys with dry-dock in order to complete them during the third quarter of 2024, for a total cost of $3.7 million during the period.

Vessel depreciation. Vessel depreciation for the first half of 2025 was $6.4 million compared to $6.9 million during the same period of 2024, mainly due to the lower average number of vessels operating in the first half of 2025 compared to the same period of 2024.

Related party management fees. These are part of the fees we pay to Eurobulk Ltd. and Eurobulk (Far East) Ltd. Inc. (each a "Manager" and together, the "Managers") under our Master Management Agreement. During the first six months of 2025, Eurobulk charged us 840 Euros per day per vessel totaling $2.2 million for the period, or $971 per day per vessel. In the same period of 2024, management fees amounted to $2.1 million, or $882 per day per vessel based on the daily rate per vessel of 810 Euros, which was effective until December 31, 2024. The slight increase in the total management fees is primarily due to the adjustment for inflation in the daily management fee rate of 2025 to 840 euro compared to the same period of 2024 partly offset by the lower average number of vessels operating in the first six months of 2025 compared to the same period of 2024 and the unfavorable movement of the euro/dollar exchange rate during the period.

General and administrative expenses. These expenses mainly include the fixed portion of our management fees, incentive awards, legal and auditing fees, directors’ and officers’ liability insurance and other miscellaneous corporate expenses. In the first six months of 2025, general and administrative expenses remained at the same levels of 2024 at $1.6 million.

Net gain on sale of vessel. On January 29, 2025, the Company signed an agreement to sell M/V Tasos, a 75,100 dwt drybulk vessel, built in 2000, for demolition, for approximately $5 million. The vessel was delivered to its buyers, an unaffiliated third party, on March 17, 2025, resulting in a gain on sale of $2.1 million.

Interest and other financing costs. Interest and other financing costs for the six-month period ended June 30, 2025 amounted to $3.5 million compared to $4.1 million for the same period in 2024. This decrease is mainly due to the decreased benchmark rates of our loans, partly offset by the increased average debt during the first half of 2025, as compared to the same period of last year. For the six-month period ended June 30, 2024, our average outstanding debt was approximately $94.8 million. For the six-month period ended June 30, 2025, our average outstanding debt was approximately $102.5 million, an increase of $7.7 million or 8.1% compared to the same period of 2024. The weighted average benchmark rate on our bank debt for the six month period ended June 30, 2025 was 4.3% and the weighted average margin over benchmark rate was 2.2%, for a total weighted average interest rate of 6.5% per annum as compared to a weighted average benchmark rate for the six month period ended June 30, 2024 of 5.3% and a weighted average margin over benchmark rate of 2.5% for a total weighted average interest rate of 7.8% per annum.

Gain / (loss) on derivatives, net. In the first six months of 2025, the Company recognized a $0.1 million realized gain and a $0.2 million unrealized loss on one interest rate swap. In the six months ended June 30, 2024, the Company recognized a $0.1 million realized gain and a $0.2 million unrealized gain on one interest rate swap and a $0.3 million gain on FFA contracts. We enter into interest rate swaps to mitigate our exposure to possible increases in interest rates. Similarly, we enter into FFA contracts to mitigate our exposure to possible declines in drybulk market rates.

Net loss attributable to non-controlling interest. As a result of the 39% ownership of the entities owning the M/V “Maria” and M/V “Christos K” represented by NRP Project Finance AS (“NRP investors”), we recorded a net loss attributable to the non-controlling interest for the six months ended June 30, 2025 of $0.3 million, compared to a loss of $0.05 million for the same period of 2024. The amount was fully allocated to and reduced the non-controlling interest.

Net loss attributable to controlling shareholders. As a result of the above, net loss attributable to controlling shareholders for the six-month period ended June 30, 2025 was $6.8 million, as compared to a net loss attributable to controlling shareholders of $2.2 million for the six month period ended June 30, 2024.

Liquidity and capital resources

Historically, our sources of funds have been equity provided by our shareholders, operating cash flows, long-term borrowings and proceeds from vessel sales. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels during operations and the periodically required drydockings, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and, if necessary, operating shortfalls, make principal repayments on outstanding loan facilities, and pay preferred dividends.

Our short-term liquidity requirements include paying operating expenses, funding working capital requirements, interest and short-term principal payments on outstanding debt, the equity portion of our newbuilding vessel installments, repurchasing common shares under our share repurchase program and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary sources of short-term liquidity is cash generated from operating activities, available cash balances and portions from debt and equity financings.

Our long-term liquidity requirements are funding the equity portion of vessel acquisitions and debt repayment. Sources of funding for our long-term liquidity requirements include cash flows from operations, bank borrowings, issuance of debt and equity securities, and vessel sales.

Our total cash and cash equivalents and restricted cash as of June 30, 2025 were $11.4 million, a decrease of $0.5 million from $11.9 million at December 31, 2024. We hold cash and cash equivalents primarily in U.S. Dollars, with a minor balance held in Euros. We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes.

On August 24, 2025, the Company entered into an agreement to sell M/V “Eirini P.” for a gross price of $8.5 million, following a strategy of disposing older vessels. The vessel will be delivered to its new buyers after the expiration of its current charter in October 2025. On September 18, 2025, the Company repaid in full the outstanding amount of $1.2 million of the loan of Eirini Shipping Ltd. with Sinopac Capital International (HK) limited and M/V “Eirini P.” was released from its mortgage.

As of June 30, 2025, we had a working capital deficit of $1.6 million (including deferred revenues of $0.5 million), and have been incurring losses. Net cash generated from operating activities for the six-month period ending June 30, 2025 was $0.4 million. Our cash balance amounted to $6.2 million, while cash in restricted and retention accounts amounted to $5.2 million as of June 30, 2025.

On October 14, 2024, the Company signed two contracts for the construction of two 63,500 DWT eco-design fuel efficient ultramax bulk carriers. The vessels will be built at Nantong Xiangyu Shipbuilding in China. The two newbuildings are scheduled to be delivered during the second and third quarter of 2027. The total contracted consideration for the construction of the two vessels is approximately $71.8 million and will be financed with a combination of debt and equity. As of June 30, 2025, the Company has paid $7.2 million related to shipyard installments as well as other costs related to the construction of these two vessels. For the construction of the above vessels an amount of $10.8 million is payable until September 30, 2026, with the remaining amount of $53.8 million payable by the third quarter of 2027. All the payments are guaranteed by the Company. In addition, on September 2, 2025, we signed a term sheet with a major commercial banking institution to partly finance on a pre-delivery basis the construction of one of the above new building vessels, for a loan of up to $26.9 million mortgaging as collateral the aforementioned vessel from its delivery onwards. On September 3, 2025, we signed a term sheet with another major commercial banking institution to partly finance on a pre-delivery basis the construction of the second new building vessel, for a loan up to $26.0 million and refinance the outstanding loan of M/V Yannis Pittas, with a loan of up to $13.5 million, for estimated additional loan proceeds of approximately $5 million, mortgaging as collateral the M/V Yannis Pittas, and from its delivery onwards, for the second new building vessel.

We intend to fund our working capital requirements and capital commitments via cash on hand, cash flows from operations, debt refinancing and new mortgage debt financing for the vessels under construction and proceeds from the sale of M/V “Eirini P.”, in October 2025. In the event that these are not sufficient, we may also use funds from debt refinancing, equity offerings and sell vessels or the newbuilding contracts themselves (where equity and liquidity will be released), if required, among other options. We believe we will have adequate funding through the sources described above and, accordingly, we believe we have the ability to continue as a going concern and finance our obligations as they come due over the next twelve months following the date of the issuance of our financial statements. Consequently, our interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Net cash from operating activities.

Our cash flow surplus from operating activities for the six months ended June 30, 2025 was $0.4 million as compared to a cash flow surplus from operating activities of $3.8 million in the six months ended June 30, 2024.

The major drivers of the change of cash flows from operating activities for the period ended June 30, 2025 compared to the period ended June 30, 2024 were mainly due to the increase in the net loss (excluding non-cash items) amounting to $1.9 million for the period ended June 30, 2025 compared to a net income (excluding non-cash items) of $3.8 million for the corresponding period in 2024. For the period ended June 30, 2025, we had a net working capital inflow of $2.3 million, as compared to a net working outflow of $0.02 million for the period ended June 30, 2024, resulting mainly from a significant increase in the amounts collected from charterers for timing reasons by $3.9 million, partly offset by the decrease in accrued expenses resulting mainly from the payment of fine in relation to the incident of M/V “Good Heart” (refer Note 7) of $1.5 million.

Net cash from investing activities.

Net cash flows provided by investing activities were $4.7 million for the six-month period ended June 30, 2025, compared to net cash flows used in investing activities of $0.7 million for the same period of 2024. For the first semester of 2024 the amounts paid for investing activities related to capitalized expenses incurred for our fleet. In the first half of 2025, the net cash provided by investing activities was mainly related to the net proceeds of $4.8 million from the sale of a vessel.

Net cash from financing activities.

Net cash flows used in financing activities were $5.7 million for the six months ended June 30, 2025, compared to $7.7 million for the six months ended June 30, 2024. In the six months ended June 30, 2025, net debt outflows decreased by $0.7 million, compared to the same period of 2024. During the six month period of 2025 we did not use any cash for share repurchases compared to the $1.0 million used for share repurchases during the same period of 2024. In addition during the six months ended June 30, 2025 an amount of $0.4 million was contributed by non-controlling shareholders to the Company.

Debt Financing

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long term debt. We target debt levels we consider prudent at the time of conclusion of such debt funding based on our market expectations, cash flow, interest coverage and percentage of debt to capital amongst other factors.

As of June 30, 2025, we had eight outstanding loans with a combined outstanding balance of $102.1 million. These loans mature between 2026 and 2030. Our long-term debt as of June 30, 2025 comprises bank loans granted to our vessel-owning subsidiaries with margins over SOFR ranging from 1.9% to 3.6%. A description of our loans as of June 30, 2025 is provided in Note 6 of our attached unaudited interim condensed consolidated financial statements. As of June 30, 2025, we are scheduled to repay approximately $12.7 million of the above loans in the following twelve months.

 Recent Developments

Please refer to Note 12 to our unaudited condensed consolidated financial statements, included elsewhere herein, for developments that took place after June 30, 2025.

EuroDry Ltd. and Subsidiaries

Unaudited Interim Condensed Consolidated Financial Statements

Index to unaudited interim condensed consolidated financial statements

EuroDry Ltd. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	Notes	December 31, 2024	June 30, 2025
Assets
Current assets
Cash and cash equivalents		6,711,327	6,206,706
Trade accounts receivable, net		8,433,076	5,191,917
Other receivables		1,112,856	1,218,685
Inventories		2,097,083	1,804,218
Restricted cash	6, 10	1,587,268	1,615,047
Derivative	10	120,675	93,682
Prepaid expenses		474,488	636,811
Assets held for sale	4	2,789,715	-
Total current assets		23,326,488	16,767,066

Long-term assets
Advances for vessels under construction	3	7,188,614	7,190,117
Vessels, net	4	185,465,570	179,124,232
Derivative	10	144,523	-
Restricted cash	6	3,610,000	3,550,000
Total assets		219,735,195	206,631,415

Liabilities and shareholders’ equity
Current liabilities
Long-term bank loans, current portion	6	11,810,351	12,408,703
Trade accounts payable		2,668,490	2,321,670
Accrued expenses		3,854,066	2,296,632
Deferred revenues		247,294	495,986
Due to related companies	5	181,014	855,192
Total current liabilities		18,761,215	18,378,183
Long-term liabilities
Long-term bank loans, net of current portion	6	95,381,535	88,878,196
Derivative	10	-	11,109
Total long-term liabilities		95,381,535	88,889,305
Total liabilities		114,142,750	107,267,488

Commitments and Contingencies	7
Shareholders’ equity
Common stock (par value $0.01, 200,000,000 shares authorized, 2,826,697 issued and outstanding)		28,266	28,266
Additional paid-in capital		67,751,242	68,245,492
Retained earnings		28,958,375	22,184,182
Total shareholders’ equity attributable to EuroDry Ltd. shareholders		96,737,883	90,457,940
Non-controlling interest		8,854,562	8,905,987
Total shareholders’ equity		105,592,445	99,363,927
Total liabilities and shareholders’ equity		219,735,195	206,631,415

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

		Six months ended June 30,
	Notes	2024	2025
Revenues
Time charter revenue		33,818,790	21,801,044
Commissions (including $418,102 and $267,942, respectively, to related party)	5	(1,956,314)	(1,314,020)
Net revenue		31,862,476	20,487,024

Operating expenses
Voyage expenses, net		3,664,404	2,509,350
Vessel operating expenses (including $137,243 and $149,196, respectively, to related party)	5	12,793,704	12,838,729
Dry-docking expenses		3,678,908	419,473
Vessel depreciation	4	6,898,931	6,430,572
Related party management fees	5	2,086,682	2,182,187
General and administrative expenses (including $707,500 and $727,500 to related party)	5	1,597,248	1,648,591
Net gain on sale of vessel (including $50,200 to related party)	4,5	-	(2,083,596)
Total operating expenses		30,719,877	23,945,306
Operating income / (loss)		1,142,599	(3,458,282)

Other income / (expenses)
Interest and other financing costs	6	(4,090,743)	(3,527,620)
Gain / (loss) on derivatives, net	10	633,606	(114,962)
Foreign exchange gain / (loss)		10,069	(34,763)
Interest income		61,551	22,859
Other expenses, net		(3,385,517)	(3,654,486)
Net loss		(2,242,918)	(7,112,768)
Net loss attributable to non-controlling interest		50,079	338,575
Net loss attributable to controlling shareholders		(2,192,839)	(6,774,193)
Loss per share, basic and diluted	9	(0.81)	(2.47)
Weighted average number of shares outstanding during the period, basic and diluted	9	2,721,952	2,737,297

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Unaudited Condensed Consolidated statements of Shareholders’ Equity

(All amounts expressed in U.S. Dollars – except number of shares)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid - in Capital	Retained Earnings	Total EuroDry Ltd. shareholders’ equity	Non-controlling interest	Total shareholders' equity

Balance January 1, 2024	2,832,417	28,324	68,069,724	41,564,249	109,662,297	9,765,932	119,428,229
Net loss	-	-	-	(2,192,839)	(2,192,839)	(50,079)	(2,242,918)
Repurchase and cancelation of common shares	(43,714)	(437)	(973,633)	-	(974,070)	-	(974,070)
Share-based compensation	-	-	469,056	-	469,056	-	469,056
Shares forfeited	(750)	(8)	8	-	-	-	-
Balance, June 30, 2024	2,787,953	27,879	67,565,155	39,371,410	106,964,444	9,715,853	116,680,297

Balance January 1, 2025	2,826,697	28,266	67,751,242	28,958,375	96,737,883	8,854,562	105,592,445
Net loss	-	-	-	(6,774,193)	(6,774,193)	(338,575)	(7,112,768)
Capital contributions made by non-controlling shareholders	-	-	-	-	-	390,000	390,000
Share-based compensation	-	-	494,250	-	494,250	-	494,250
Balance June 30, 2025	2,826,697	28,266	68,245,492	22,184,182	90,457,940	8,905,987	99,363,927

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts expressed in U.S. Dollars)

	For the six months ended June 30,
	2024	2025
Cash flows from operating activities:
Net loss	(2,242,918)	(7,112,768)
Adjustments to reconcile net loss to net cash provided by operating activities:
Vessel depreciation	6,898,931	6,430,572
Net gain on sale of vessel	-	(2,083,596)
Amortization and write off of deferred charges	130,042	140,013
Share-based compensation	469,056	494,250
Unrealized (gain) / loss on derivatives	(1,479,016)	182,625
Changes in operating assets and liabilities	(22,227)	2,336,593
Net cash provided by operating activities	3,753,868	387,689

Cash flows from investing activities:
Cash paid for vessel acquisitions and capitalized expenses	(672,716)	(88,023)
Net proceeds from sale of vessel	-	4,819,195
Cash paid for vessels under construction	-	(703)
Net cash (used in) / provided by investing activities	(672,716)	4,730,469

Cash flows from financing activities:
Cash paid for share repurchases	(974,070)	-
Contributions made by non-controlling shareholders	-	390,000
Repayment of long-term bank loans	(6,750,000)	(6,045,000)
Net cash used in financing activities	(7,724,070)	(5,655,000)

Net decrease in cash and cash equivalents and restricted cash	(4,642,918)	(536,842)
Cash, cash equivalents and restricted cash at beginning of period	14,099,593	11,908,595
Cash, cash equivalents and restricted cash at end of period	9,456,675	11,371,753

Cash breakdown
Cash and cash equivalents	4,408,348	6,206,706
Restricted cash, current	1,478,327	1,615,047
Restricted cash, long term	3,570,000	3,550,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	9,456,675	11,371,753

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

1. Basis of Presentation and General Information

EuroDry Ltd. (the “Company” or “EuroDry”) was formed by Euroseas Ltd. (“Euroseas”) on January 8, 2018 under the laws of the Republic of the Marshall Islands to serve as the holding company of seven subsidiaries (the "Subsidiaries") contributed by Euroseas to EuroDry in connection with the spin-off of Euroseas' drybulk vessels held for use as of December 31, 2017. On May 30, 2018, Euroseas contributed these Subsidiaries to EuroDry in exchange for 2,254,830 common shares in EuroDry, which Euroseas distributed to holders of Euroseas common stock on a pro rata basis. Further, on May 30, 2018 Euroseas distributed shares of the Company’s Series B Preferred Stock (the “EuroDry Series B Preferred Shares”) to holders of Euroseas’ Series B Preferred Shares, representing 50% of Euroseas Series B Preferred Stock. EuroDry’s common shares trade on the Nasdaq Capital Market under the ticker symbol “EDRY”.

The operations of the vessels are managed by Eurobulk Ltd. ("Eurobulk" or “Manager”) and Eurobulk (Far East) Ltd. Inc. (“Eurobulk FE”), collectively the “Managers” or the “Management Companies”, corporations controlled by members of the Pittas family. Eurobulk has an office in Greece located at 4 Messogiou & Evropis Street, Maroussi, Greece; Eurobulk FE has an office at Manilla, Philippines Suite 1003, 10th Floor Ma. Natividad Building, 470 T.M. Kalaw cor. Cortada Sts., Ermita. Both provide the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, while Eurobulk also provides executive management services, in consideration for fixed and variable fees (see Note 5).

The Pittas family is the controlling shareholder of Friends Dry Investment Company Inc., Family United Navigation Co. and Ergina Shipping Ltd., which, in turn, own 48.2% of the Company’s shares as of June 30, 2025. Mr. Aristides J. Pittas is the Chairman and Chief Executive Officer of the Company and Euroseas.

The accompanying unaudited condensed consolidated financial statements include the accounts of EuroDry Ltd., and its subsidiaries (vessel owning entities it controls), and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2024 as filed with the U.S. Securities and Exchange Commission ("SEC") on Form 20-F on May 15, 2025.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2025 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2025.

As of June 30, 2025, the Company had a working capital deficit of $1.6 million (including deferred revenues of $0.5 million), and have been incurring losses. Net cash generated from operating activities for the six-month period ending June 30, 2025 was $0.4 million. The Company’s cash balance amounted to $6.2 million, while cash in restricted and retention accounts amounted to $5.2 million as of  June 30, 2025.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

1. Basis of Presentation and General Information - continued

On  October 14, 2024, the Company signed two contracts for the construction of two 63,500 DWT eco-design fuel efficient ultramax bulk carriers. The vessels will be built at Nantong Xiangyu Shipbuilding in China. The two newbuildings are scheduled to be delivered during the second and third quarter of 2027. The total contracted consideration for the construction of the two vessels is approximately $71.8 million and will be financed with a combination of debt and equity. As of June 30, 2025, the Company has paid $7.2 million related to shipyard installments as well as other costs related to the construction of these two vessels. For the construction of the above vessels an amount of $10.8 million is payable until September 30, 2026, with the remaining amount of $53.8 million payable by the third quarter of 2027. All the payments are guaranteed by the Company. In addition, on September 2, 2025, the Company signed a term sheet with a major commercial banking institution to partly finance on pre-delivery basis the construction of one of the above new building vessels, for a loan of up to $26.9 million mortgaging as collateral the aforementioned vessel from its delivery onwards. On September 3, 2025, the Company signed a term sheet with another major commercial banking institution to partly finance on pre-delivery basis the construction of the second new building vessel, for a loan up to of $26.0 million and refinance the outstanding loan of M/V Yannis Pittas, with a loan of up to $13.5 million, for estimated additional loan proceeds of approximately $5 million, mortgaging as collateral the M/V Yannis Pittas, and from its delivery onwards, for the second new building vessel.

The Company intends to fund its working capital requirements and capital commitments via cash on hand, cash flows from operations, debt refinancing and new mortgage debt financing for the vessels under construction and proceeds from the sale of M/V “Eirini P”, in October 2025. In the event that these are not sufficient, the Company may also use funds from debt refinancing, equity offerings and sell vessels or the newbuilding contracts themselves (where equity and liquidity will be released), if required, among other options. The Company believes it will have adequate funding through the sources described above and, accordingly, it believes it has the ability to continue as a going concern and finance its obligations as they come due over the next twelve months following the date of the issuance of these financial statements. Consequently, the interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies and Recent Accounting Pronouncements

A summary of the Company's significant accounting policies and recent accounting pronouncements are included in Note 2 of the Company’s consolidated financial statements, included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “2024 Annual Report”). There have been no changes to the Company’s significant accounting policies and recent accounting pronouncements in the six-month period ended June 30, 2025.

3. Advances for vessels under construction

On  October 14, 2024, the Company signed two contracts for the construction of two 63,500 DWT eco-design fuel efficient ultramax bulk carriers. The vessels will be built at Nantong Xiangyu Shipbuilding in China. The two newbuildings are scheduled to be delivered during the second and third quarter of 2027. The total contracted consideration for the construction of the two vessels is approximately $71.8 million and will be financed with a combination of debt and equity. Within the year ended  December 31, 2024, the Company paid $7.2 million related to shipyard installments as well as other costs related to the construction of these two vessels. The amounts shown in the unaudited condensed consolidated balance sheets are analyzed as follows:

Costs
Balance, January 1, 2025	7,188,614
Capitalized expenses	1,503
Balance, June 30, 2025	7,190,117

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

4. Vessels, net / Assets held for sale

The amounts in the accompanying unaudited condensed consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value
Balance, January 1, 2025	239,876,345	(54,410,775)	185,465,570
Depreciation for the period	-	(6,430,572)	(6,430,572)
Capitalized expenses	89,234	-	89,234
Balance, June 30, 2025	239,965,579	(60,841,347)	179,124,232

Sale of vessels

On January 29, 2025, the Company signed an agreement to sell M/V Tasos, a 75,100 dwt drybulk vessel, built in 2000, for demolition, for $5.0 million, following a strategy of disposing older vessels. As of   December 31, 2024, M/V “Tasos” was actively marketed and met the criteria for the classification as held for sale. It was therefore presented at its net book value of $2.7 million, together with its inventory on board amounting to $0.06 million in the “Assets held for sale” line in the current assets section of the consolidated balance sheet as of   December 31, 2024.

The vessel was delivered to its buyers, an unaffiliated third party, on March 17, 2025, resulting in a gain on sale of $2,083,596, presented in the “Net gain on sale of vessel” line in the “Operating Expenses” section of the unaudited condensed consolidated statements of operations for the six months period ended  June 30, 2025.

As of June 30, 2025, all vessels are mortgaged as collateral under the Company’s loan agreements (see Note 6).

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

5. Related Party Transactions

Each of the Company’s vessel owning companies is party to a management agreement with one of the Management Companies, both of which are controlled by members of the Pittas family, whereby the Management Companies provide technical and commercial vessel management for a fixed daily fee of Euro 810 and Euro 840 for the six months ended June 30, 2024 and 2025, respectively, under the Company’s Master Management Agreements (“MMAs”) with the Management Companies. Vessel management fees paid to the Management Companies amounted to $2,086,682 and $2,182,187 in the six-month periods ended June 30, 2024 and 2025, respectively. The MMAs were extended on January 1, 2023 for a further five-year term until January 1, 2028. The Company’s MMAs with the Managers provide for an annual adjustment of the daily vessel management fee due to inflation to take effect  January 1 of each year. These fees are recorded under “Related party management fees” in the unaudited condensed consolidated statements of operations.

In addition to the vessel management services, the Manager provides executive services to the Company. For each of the six months ended June 30, 2024 and 2025, compensation paid to the Manager for such services to the Company was $700,000 and $720,000, respectively. This amount is included in “General and administrative expenses” in the unaudited condensed consolidated statements of operations.

Amounts due to or from related companies represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Companies during the normal course of operations for which a right of offset exists. As of December 31, 2024 and June 30, 2025, the amount due to related companies was $181,014 and $855,192, respectively.

The Company uses brokers for various services, as is industry practice. Eurochart S.A. (“Eurochart”), a company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. A commission of 1% of the purchase price is also paid to Eurochart by the seller of the vessel for acquisitions the Company makes using Eurochart's services. There were no commissions to Eurochart for vessel sales during the six months period ended June 30, 2024. For the six months period ended June 30, 2025, the Company paid to Eurochart a commission amounting to $50,200 for the sale of M/V Tasos, which was recorded in “Net gain on sale of vessel” in the unaudited condensed consolidated statement of operations. Commissions to Eurochart S.A. for chartering services were $418,102 and $267,942 for the six-month periods ended June 30, 2024 and 2025, respectively, recorded in “Commissions” in the unaudited condensed consolidated statements of operations.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

5. Related Party Transactions - continued

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. (“Sentinel”). Technomar Crew Management Services Corp (“Technomar”) is a company owned by certain members of the Pittas family, together with another unrelated ship management company, which provides crewing services. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $45,239 and $92,004 in the first six months of 2024, respectively. In the first six months of 2025, total fees charged by Sentinel and Technomar were $50,423 and $98,773, respectively. These amounts are recorded in “Vessel operating expenses” in the accompanying unaudited condensed consolidated statements of operations.

On  October 13, 2023, Christos Ultra LP and Maria Ultra LP, owners of M/V “Christos K” and M/V “Maria”, signed with Eurobulk Ltd. an administration contract under which Eurobulk Ltd. will receive an amount of $15,000 per business year in order to provide various accounting and business transactions. For each of the six-month periods ended June 30, 2024 and 2025, an amount of $7,500 has been accrued in order to cover such costs, which are recorded under “General and administrative expenses” in the unaudited condensed consolidated statements of operations.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

6. Long-Term Bank Loans

These consist of bank loans of the ship-owning companies guaranteed by EuroDry Ltd. and are as follows:

Borrower	December 31, 2024	June 30, 2025
Kamsarmax One Shipping Ltd. / Ultra One Shipping Ltd.	30,000,000	28,750,000
Kamsarmax Two Shipping Ltd.	12,560,000	12,080,000
Light Shipping Ltd. / Good Heart Shipping Ltd.	18,000,000	17,100,000
Eirini Shipping Ltd.	1,850,000	1,430,000
Blessed Luck Shipowners Ltd.	2,805,000	2,360,000
Molyvos Shipping Ltd. / Santa Cruz Shipowners Ltd.	13,475,000	12,425,000
Yannis Navigation Ltd.	9,500,000	9,000,000
Christos Ultra LP. / Maria Ultra LP,	20,000,000	19,000,000
	108,190,000	102,145,000
Less: Current portion	(12,090,000)	(12,680,000)
Long-term portion	96,100,000	89,465,000
Deferred charges, current portion	279,649	271,297
Deferred charges, long-term portion	718,465	586,804
Long-term bank loans, current portion net of deferred charges	11,810,351	12,408,703
Long-term bank loans, long-term portion net of deferred charges	95,381,535	88,878,196

The future annual loan repayments are as follows:

To June 30:
2026	12,680,000
2027	21,990,000
2028	15,525,000
2029	7,300,000
2030	28,400,000
Thereafter	16,250,000
Total	102,145,000

Details of the loans are discussed in Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2024, included in the 2024 Annual Report. There have been no changes in the terms of the loans during the six months ended June 30, 2025.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

6. Long-Term Bank Loans- continued

The Company’s bank loans are secured with one or more of the following:

●	first priority mortgage over the respective vessels on a joint and several basis.
●	first assignment of earnings and insurance.
●	a corporate guarantee of EuroDry Ltd.
●	a pledge of all the issued shares of each borrower.

The loan agreements also contain covenants such as minimum requirements regarding the security cover ratio covenant (the ratio of fair value of vessel to outstanding loan less cash in retention accounts) ranging from 120% to 125%, restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of the Company’s subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments, as well as deposits to dry docking reserve accounts that can only be used to cover the cost of the next scheduled drydocking of the respective collateral vessel. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $5,197,268 and $5,165,047 as of December 31, 2024 and June 30, 2025, respectively, and are included in "Restricted cash" under "Current assets" and "Long-term assets" in the unaudited condensed consolidated balance sheets. As of June 30, 2025, the Company satisfied all its debt covenants.

Interest expense for the six-month periods ended June 30, 2024 and 2025 amounted to $3,966,750 and $3,387,607, respectively.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated financial statements

(All amounts expressed in U.S. Dollars)

7. Commitments and Contingencies

As of  June 30, 2025, future gross minimum revenues under non-cancellable time charter agreements total $12.2 million. The entire amount is due in the period ending  June 30, 2026. Future gross minimum revenues also include revenues deriving from four index linked charter agreements using the index rate at the commencement date of the agreement, in compliance with ASC 842. In arriving at the future gross minimum revenues, the Company has deducted an estimated one off-hire day per quarter plus estimated off-hire time required for scheduled intermediate and special surveys of the vessels, if applicable. Such off-hire estimate  may not be reflective of the actual off-hire in the future. In addition, the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers’ options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

As of    June 30, 2025, the Company had under construction two ultramax bulk carriers with an outstanding amount of $64.6 million. An amount of $7.2 million is payable in the period ending  June 30, 2026, an amount of $39.4 million is payable in the period ending  June 30, 2027 and an amount of $18.0 million is payable in the period ending  June 30, 2028. The Company intends to finance these commitments with debt financing and own cash.

On  April 29, 2023, M/V “Good Heart” was detained at Corpus Christi by the United States Coast Guard for certain deficiencies. The deficiencies were rectified, and the vessel was able to sail in early  June 2023 after EuroDry provided two corporate guarantees for $2 million each on behalf of the owner and the manager of the vessel for alleged MARPOL violations. In  January 2025, the Company and the Manager with the assistance of their US counsel settled the case amicably with the US Department of Justice, without a Court hearing with a fine of $1,125,000 plus a $375,000 donation. These amounts were remitted to the US solicitors in  January 2025 and the guarantees provided by the Company were cancelled. A provision of $3.45 million was recorded for anticipated costs relating to the incident as of December 31, 2024 and June 30 2025, which relates to costs paid and accrual for the settlement covering the full amount of its exposure. As of the date of the issuance of these unaudited condensed consolidated financial statements, the Company has submitted a discretionary claim for the case to the Protection & Indemnity insurers. Although the Company expects a large portion or all of these costs will be covered by the Company’s Protection & Indemnity insurers on a discretionary basis, such coverage is subject to the insurers' Board approval process and cannot be estimated with certainty at this time. Any amounts reimbursed by the Company’s insurer will be recognized as income in the period received.

There are no material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company's business.  In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated financial statements

(All amounts expressed in U.S. Dollars)

8. Stock Incentive Plan

A summary of the status of the Company’s unvested shares as of January 1, 2025, and changes during the six-month period ended June 30, 2025, are presented below:

Unvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Unvested on January 1, 2025	89,400	15.19
Granted	-	-
Vested	-	-
Forfeited	-	-
Unvested on June 30, 2025	89,400	15.19

As of June 30, 2025, there was $630,254 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted. That cost is expected to be recognized over a weighted-average period of 0.82 years. The share-based compensation recognized relating to the unvested shares was $469,056 and $494,250 for the six-month periods ended June 30, 2024 and 2025, respectively, and is included within “General and administrative expenses” in the unaudited condensed consolidated statements of operations.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

9. Loss Per Share

Basic and diluted loss per common share is computed as follows:

	For the six months ended June 30,
	2024	2025
Loss:
Net loss attributable to controlling shareholders	(2,192,839)	(6,774,193)
Weighted average common shares – outstanding, basic and diluted	2,721,952	2,737,297
Basic and diluted loss per share	(0.81)	(2.47)

For the six-month periods ended June 30, 2024 and 2025, during which the Company incurred losses, the effect of 87,650 and 89,400 non-vested stock awards, respectively, was anti-dilutive. Hence for the six-month period ended June 30, 2024 and 2025, “Basic loss per share” equals “Diluted loss per share.”

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

10. Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, trade accounts receivable, other receivables and derivatives. The principal financial liabilities of the Company consist of long-term bank loans, trade accounts payable, derivatives, amount due to related companies and accrued expenses.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long-term bank loans. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals, the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert portion of long-term bank loans issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, they do not qualify for hedge accounting, under the guidance relating to Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of the derivative under “Gain / (loss) on derivatives, net” in the unaudited condensed consolidated statements of operations. As of June 30, 2025, the Company had one open interest rate swap contract for a notional amount of $10.0 million and hence, the Company is exposed to increases in interest rates on the remaining amount of its interest-bearing debt.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable as the Company in most cases gets paid in advance. The Company may be exposed to credit risk in the event of non-performance by its counterparties to derivative instruments; however, the Company limits its exposure by transacting with counterparties with high credit ratings.

Fair value of financial instruments

The Company follows guidance relating to “Fair value measurements”, which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3: Unobservable inputs that are not corroborated by market data.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

10. Financial Instruments - continued

Fair value of financial instruments - continued

The estimated fair values of the Company's financial instruments such as cash and cash equivalents, restricted cash, trade accounts receivable, other receivables, trade accounts payable, accrued expenses and amount due to related companies approximate their individual carrying amounts as of December 31, 2024 and June 30, 2025, due to their short-term maturity.  Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company’s long-term bank loans, bearing interest at variable interest rates approximates their recorded values as of June 30, 2025, due to the variable interest rate nature thereof. SOFR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair values of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the SOFR.

The fair value of the Company’s interest rate swap agreement is determined using a discounted cash flow approach based on market-based SOFR swap rates.  SOFR swap rates are observable at commonly quoted intervals for the full term of the swap and therefore are considered Level 2 items. The fair value of the interest rate swap determined through Level 2 of the fair value hierarchy as defined in guidance relating to “Fair value measurements” is derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

10. Financial Instruments - continued

Fair value of financial instruments - continued

Recurring Fair Value Measurements

		Fair Value Measurement as of December 31, 2024
	Balance Sheet location	Total	(Level 1)	(Level 2)	(Level 3)
Assets
Interest rate swap contract, current portion	Derivative, current asset portion	$120,675	-	$120,675	-
Interest rate swap contract, long-term portion	Derivative, long-term asset portion	$144,523	-	$144,523	-

		Fair Value Measurement as of June 30, 2025
	Balance Sheet location	Total	(Level 1)	(Level 2)	(Level 3)
Assets
Interest rate swap contract, current portion	Derivative, current asset portion	$93,682	-	$93,682	-
Liabilities
Interest rate swap contract, long-term portion	Derivative, long-term liability portion	$11,109	-	$11,109	-

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

10. Financial Instruments - continued

Fair value of financial instruments - continued

The amount of gain / loss on derivatives, net recognized in the unaudited condensed consolidated statements of operations, is analyzed as follows:

Derivative not designated as hedging instrument	Location of gain / (loss) recognized	Six Months Ended June 30, 2024	Six Months Ended June 30, 2025
Interest rate swap contract– Unrealized gain / (loss)	Gain / (loss) on derivatives, net	191,296	(182,625)
Interest rate swap contract - Realized gain		109,407	67,663
FFA contracts – Realized loss		(954,817)	-
FFA contracts – Unrealized gain		1,287,720	-
Total gain / (loss) on derivatives		633,606	(114,962)

11. Segment reporting

The Company reports financial information and evaluates its operations and operating results by total consolidated net income and not by the type of vessel, length of vessel employment, customer or type of charter. Although revenue can be identified for these types of charters or vessels, management cannot and does not identify expenses, profitability or other financial information for these various types of charters or vessels. As a result, the Company’s management, including its Chief Executive Officer, Mr. Aristides J. Pittas, who is the chief operating decision maker (“CODM”), does not use discrete financial information to evaluate the operating results for each such type of charter or vessel, but is instead regularly provided with only the consolidated expenses as noted on the face of the unaudited condensed consolidated statements of operations. The CODM assesses performance for the vessel operations segment and decides how to allocate resources based on consolidated net income. Net income is used to monitor budget versus actual results of the Company. The Company’s consolidated financial results are used in assessing the performance of the segment and in deciding whether to reinvest profits in the Company. As a result, management, including the CODM, reviews operating results solely by consolidated net income of the fleet, and thus the Company has determined that it operates under one operating and one reportable segment, that of operating dry bulk vessels. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

12. Subsequent Events

The following event occurred after June 30, 2025:

1.

On  August 24, 2025, the Company entered into an agreement to sell M/V “Eirini P.” for a gross price of $8.5 million, following a strategy of disposing older vessels. The vessel will be delivered to its new buyers after the expiration of its current charter in  October 2025. The Company is expecting to recognize a gain of approximately $0.6 million on the sale of the vessel.

2.

On  September 2, 2025, the Company signed a term sheet with a major commercial banking institution for a loan of up to $26.9 million to partly finance the construction and delivery of one of the ultramax-sized vessels currently under construction for the Company. The facility amount will be drawn in five advances simultaneously with the payments to the shipyard. The loan is subject to customary definitive documentation. The loan will be payable in twenty-eight consecutive quarterly instalments starting within three months from the fifth advance drawdown date, in the amount of $300,000 each, with a $18,524,320 balloon payment to be made together with the last installment. The interest rate margin is 1.65% over SOFR. The loan will be secured with (i) first priority mortgage over the vessel, (ii) first assignment of earnings and insurance over the vessel and (iii) other covenants and guarantees similar to the remaining loans of the Company from its delivery onwards.

3.

On  September 3, 2025, the Company signed a term sheet with a major commercial banking institution for a loan up to $39.5 million in two tranches. The first tranche of $13.5 million will refinance the existing facility of Yannis Navigation Ltd. and provide investment capital to the Company and will be drawn by the end of October 2025. The second tranche of $26.0 million will partly finance the construction and delivery of the second of the ultramax-sized vessels currently under construction for the Company and will be drawn in four advances simultaneously with the payments to the shipyard. The loan is subject to customary definitive documentation. Regarding the first tranche, the loan will be payable in twenty eight consecutive quarterly instalments in the amount of $250,000, with a $6,500,000 balloon payment to be made together with the last installment. The second tranche will be repaid in thirty two consecutive quarterly instalments in the amount of $325,000, with a $15,600,000 balloon payment to be made together with the last installment. First instalment of each tranche will be due three months from the respective tranche’s last drawdown date. The interest rate margin is 1.65% over SOFR. The loan will be secured with (i) first priority mortgage over the vessels, (ii) first assignment of earnings and insurance over the vessels and (iii) other covenants and guarantees similar to the remaining loans of the Company for the M/V Yannis Pittas, and from its delivery onwards, for the second new building vessel.

4.

On  September 18, 2025, the Company repaid in full the outstanding amount of $1.2 million of the loan of Eirini Shipping Ltd. with Sinopac Capital International (HK) limited and M/V “Eirini P.” was released from its mortgage.